WILMER CUTLER PICKERING
   HALE AND DORR LLP

                                October 25, 2004     David C. Phelan

                                                     60 STATE STREET
                                                     BOSTON, MA 02109
                                                     +1 617 526 6372
                                                     +1 617 526 5000 fax
                                                     david.phelan@wilmerhale.com
VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth St., NW
Judiciary Plaza
Washington, DC  20549-0203

Attention:  Larry Greene and Richard Sennett

Re: Comments from the Securities and Exchange Commission ("Commission") and Responses for the Initial Registration Statements on Form N-14 (the "Registration Statements") for the Pioneer funds (collectively, the "Funds") with respect to the proposed reorganizations with the relevant Safeco funds

Ladies and Gentlemen:

     This letter responds to comments of the staff of the Commission transmitted orally on September 10, 2004 relating to the recently filed Registration Statements for the following Funds:

o    Pioneer America Income Trust (File No. 333-118424)
o    Pioneer Balanced Fund (File No. 333-118441)
o    Pioneer Bond Fund (File No. 333-118442)
o    Pioneer Fund (File No. 333-118447)
o    Pioneer Growth Shares (File No. 333-118449)
o    Pioneer High Yield Fund (File No. 333-118454)
o    Pioneer International Equity Fund (File No. 333-118448)
o    Pioneer Mid Cap Value Fund (File No. 333-118456)
o Pioneer Money Market Trust, on behalf of its series Pioneer Cash Reserves Fund (File No. 333-118452)
o Pioneer Series Trust II, on behalf of its series Pioneer California Tax Free Income Fund, Pioneer Growth Opportunities Fund, Pioneer Municipal Bond Fund and Pioneer Tax Free Money Market Fund (File No. 333-118444)
o    Pioneer Small Cap Value Fund (File No. 333-118451)
o    Pioneer Tax Free Income Fund (File No. 333-118450)
o    Pioneer Value Fund (File No. 333-118445)

            BALTIMORE   BERLIN   BOSTON   BRUSSELS   LONDON   MUNICH
    NEW YORK   NORTHERN VIRGINIA   OXFORD   PRINCETON   WALTHAM   WASHINGTON

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U.S. Securities and Exchange Commission
October 25, 2004
Page 2

     For the staff's convenience, its comments are restated below, followed by the Funds' responses.

Comments of the Disclosure Staff

General Comments

Comment 1. Please revise the page numbering of the Registration Statement to be continuous and not restart at "1" with each proposal.

Response: Accepted. In the printed prospectus, the page numbers will be consecutive.

Comment 2. Rule 17a-8 requires that a merger be determined to be in the best interest of shareholders. Please add to the Registration Statement disclosure, which describes to shareholders the ways in which account matters might change that would be adverse to their interest. Please also add to the Registration Statement a determination that interests of existing Safeco shareholders will not be diluted as a result of the reorganization.

Response: The Registrants believe that the merger is in the best interest of shareholders and there are not aspects of the reorganizations that will be adverse to the interest of shareholders. However, disclosure responsive to the staff's comment has been added under the heading "Why the Trustees are Recommending the Reorganizations." Additional disclosure has also been added to each proposal highlighting the fact that the Investor Class Shares will convert to Class A shares after two years and there is no obligation for Pioneer to limit the expenses of Class A shares. Additional disclosure has also been added reflecting the Safeco Funds Board's determination that interests of existing Safeco shareholders will not be diluted as a result of the reorganization.

Comment 3. Please add to the Registration Statement a discussion of shareholder proposals regarding Safeco in light of the fact that the reorganization may not be approved.

Response: Accepted. The requested disclosure has been added under the heading "What will happen if the Reorganizations are not approved?"

Comment 4. Please confirm the plans of the Safeco funds to sticker their registration statements.

Response: The Safeco Funds filed prospectus stickers with respect to the transaction on August 2, 2004 and August 3, 2004.

Comment 5. In Item 2 of the Notice to Shareholders on the discussion of interim advisory fees, please confirm whether there is any provision for capturing waived expenses. If so, please add to the Registration Statement disclosure to that effect. In addition, please confirm whether such provision for capturing waived expenses will have any impact on fees paid pursuant to the interim agreement.

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U.S. Securities and Exchange Commission
October 25, 2004
Page 3

Response: The interim investment advisory agreements do not include any provision for Pioneer Investment Mangement, Inc. to recover fees waived under the interim advisory agreement.

Comment 6. Please confirm that any disclosure which appears in all capital letters in the edgarized version of the Registration Statement will be made prominent in some other way in the non-edgarized version of the Registration Statement.

Response: Disclosure that appears in all capital letters in the edgarized version of the Registration Statement will appear in bold in the printed version.

Comment 7. Please confirm that the following language will appear on the cover of the cover of the document: "Shares of the Pioneer Funds have not been approved or disapproved by the Securities and Exchange Commission. The Securities and Exchange Commission has not passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal office."

Response: The referenced text will appear on the cover page of the printed version of the proxy statement/prospectus.

Proxy/Prospectus

Comment 8. Please reconcile any disclosure that states that the shareholders of the Safeco funds will not be charged a contingent deferred sales charge after the reorganization for Class A shares of the Pioneer funds and the disclosure in the "Appraisal Rights" section which states that the shareholders of the Safeco funds may be charged a contingent deferred sales charges on shares for Class A shares of the Pioneer funds.

Response: Any inconsistencies have been corrected. After the Reorganization, no contingent deferred sales charge will be imposed upon the redemption of Investor Class shares issued in the Reorganization. Similarly, once such shares convert to Class A shares, no contingent deferred sales charge will be imposed upon the redemption of such Class A shares. The references to contingent deferred sales charges that Safeco shareholders may pay are to the contingent deferred sales charges that are currently applicable to certain classes of shares of the existing Safeco funds and which will continue to be payable upon redemption of the Safeco fund shares until the closing of the Reorganization.

Comment 9. Please confirm whether there will be remaining Safeco funds after the reorganization has taken place. In addition, please add to the Registration Statement language to the effect that the Safeco funds will file an application for de-registration statement on Form N8-F under the Investment Company Act of 1940, as amended (the "1940 Act") if the Reorganizations are approved.

Response: No Safeco funds will remain if all of the reorganizations are completed. We have been advised by representatives of the Safeco funds that an application for de-registration on

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U.S. Securities and Exchange Commission
October 25, 2004
Page 4

Form N8-F will be filed with the Commission for all Safeco funds for which the Reorganizations have been approved.

Comment 10. In the section entitled "Will Pioneer and Symetra Benefit from the Reorganization," please confirm the basis on which the additional payments discussed in this section are consistent with the Section 15(f) of the 1940 Act and the requirements as to "unfair burden." Supplementally confirm that the Board of Trustees of the Safeco funds did not consider the additional distribution payments to be made by Pioneer as a factor in approving the interim advisory agreements.

Response: The additional payments referred to in this section are being made solely from the assets of Pioneer Investment Management Inc. or its affiliates. No additional payments are being made from the Funds. Consequently, we do not believe there is any basis for such payments constituting an unfair burden upon the Funds. In addition, we have been advised by counsel to the independent trustees of the Safeco funds that the Board of Trustees for the Safeco Funds did consider the future payments being made by Pioneer to Symetra as a factor supporting approval of the reorganizations or interim advisory agreements.

Comment 11. In line 11 of the section entitled "Will Pioneer and Symetra Benefit from the Reorganization," please revise "0.5%" to read "0.05%" to be consistent with the other numbers in this section. Supplementally confirm that the Board of Trustees of the Safeco funds did not consider the additional distribution payments made by Pioneer as a factor in approving the interim advisory agreements.

Response: Accepted. The correct reference is to 0.05%. Please see response to Comment 10 above.

Comment 12. Please add to the Registration Statement a statement disclosing how many classes of shares each Pioneer fund offers.

Response: Accepted.

Comment 13. In the fund comparison tables included in each proposal, please add language to clarify that undivided rows contain disclosure or policies applicable to both the Safeco fund and the Pioneer fund being compared in each table. It would be acceptable for the clarifying language to appear only in the first instance.

Response: The requested disclosure has been added to each proposal in the proxy statement/prospectus.

Comment 14. In the section entitled "Past Performance," please add disclosure to the second sentence of the paragraph preceding the bar charts to the effect that the bar charts give you an indication as to risk.

Response: The requested disclosure has been added.

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U.S. Securities and Exchange Commission
October 25, 2004
Page 5

Comment 15. In the section entitled "The Funds' Fees and Expenses," please update the footnotes below the expense table to refer only to footnote numbers that are actually referenced in the table.

Response: The footnotes to the tables have been corrected.

Comment 16. Please add to both the Expense Tables and the Capitalization Tables in each proposal a column containing pro forma data.

Response: With respect to the Expense Tables, the column for Investor Class Shares is a pro-forma expense column since Investor Class Shares are not currently offered and the data in the table assumes the reorganization has been completed. The column has been renamed as "Pro-forma Investor Class Shares." With respect to the capitalization table, a pro-forma column has been added.

Comment 17. Please reformat the net asset dollar amounts in the Capitalization Tables to use commas instead of decimal points, which will make the information more clear for investors. Please also make consistent the formatting of the numbers presented in the Capitalization Tables throughout the Registration Statement.

Response: Accepted.

Comment 18. Please explain why the net asset dollar amounts provided in the Capitalization Table are not provided on a class-by-class basis.

Response: The information in the capitalization table has been reformatted to provide information on a class-by-class basis.

Safeco Money Market Fund into Pioneer Cash Reserves Fund

Comment 19. The reorganization of Safeco Money Market Fund into Pioneer Cash Reserves Fund is the merging of a larger fund into a smaller fund. Please explain why Pioneer (or Safeco) will be the accounting survivor in the case of this reorganization.

Response: Please note that Pioneer Cash Reserves is substantially larger than Safeco Money Market Fund. While at December 31, 2003, Safeco Money Market Fund was marginally larger than Pioneer Cash Reserves, at June 30, 2004, Pioneer Cash Reserves was substantially larger having approximately $509 million in net assets compared to approximately $286 million for the Safeco Fund.

Pioneer has discussed the issue of which Fund will be the accounting survivor in this reorganization with the Funds' independent registered public accounting firm and has concluded that it is appropriate to treat Pioneer Cash Reserves as the accounting survivor. In North American Security Trust (August 5, 1994), the staff discussed how to determine which fund would be the performance successor in a reorganization:

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U.S. Securities and Exchange Commission
October 25, 2004
Page 6

     "In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the accounting survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund."

Applying the North American Security Trust factors to this reorganization, each factor appears to either favor Pioneer Cash Reserves as the surviving fund or is neutral. Pioneer Investment Mangement has managed Pioneer Cash Reserves for a substantial period and will continue to manage the Fund after the closing of the Reorganization. The expense structure of Pioneer Cash Reserves will continue. With respect to investment objective and policies, and portfolio composition the two funds are similar; however, the stated policies of the surviving fund will be those of Pioneer Cash Reserves. Finally, as noted above, as of June 30, 2004, Pioneer Cash Reserves was the larger fund.

Comment 20. In the section entitled "Tax Status of Each Reorganization", if relevant, please add disclosure of any capital loss carry forwards that will be lost as a result of the reorganization.

Response: We have been advised that, with the possible exception of one reorganization, no material amount of capital loss carryforwards are expected to be lost as a result of the reorganizations. With respect to the one reorganization still being examined, if capital loss carryforwards are expected to be lost as a result of the reorganizations, appropriate disclosure will be added to the proxy statement/prospectus.

Comment 21. Please clarify what is meant by the heading "Proposals 17(a) -(p)" at the top of page 196.

Response: The proposal with respect to the interim advisory contracts is a separate proposal for each Safeco Fund; however, since the issues presented are identical, the proposals have been jointly presented.

Approval and Appointment of Pioneer as Investment Adviser

Comment 22. In the first sentence of the second paragraph of the section entitled "Background" on page 196, please revise to be more clear the following sentence: "Your approval of Pioneer will constitute approval of an interim advisory agreement between your Safeco Fund and Pioneer."

U.S. Securities and Exchange Commission
October 25, 2004
Page 7

Response: The sentence has been revised.

Comment 23. The use of the word "indefinite" in the second sentence of the second paragraph of the section entitled "Interim Advisory Agreement - Background" appears to be inconsistent with the discussion of Rule 15a-4 under the 1940 Act.

Response: The sentence has been revised to clarify its meaning.

Comment 24. The discussion in the section entitled "Safeco Advisory Agreement" appears to be inconsistent with the fact that this advisory agreement referred to was terminated on August 1, 2004. Please revise this discussion accordingly.

Response: Appropriate revisions have been made.

Comment 25. In the section entitled "Voting Rights and Required Vote," provision "(i)" does not correspond with the requirements under the 1940 Act. Please revise the sentence accordingly.

Response: The disclosure has been corrected.

Comment 26. In the "Voting" column of table in the section entitled "Voting Rights and Required Vote," please explain what is meant by the reference to "67% of outstanding shares" in this context.

Response: The reference has been corrected to 50% of the outstanding shares.

Comment 27. In "Online Transaction Privileges" (p. 201) in the section entitled "Buying, Exchanging and Selling Shares of the Pioneer Funds," there is a reference to Safeco fund shares that should perhaps refer to Pioneer fund shares. Please revise the sentence accordingly.

Response: The reference has been corrected.

Comment 28. In "Other Policies" in the section entitled "Pioneer Fund Shareholder Account Policies," please add the following to the end of the first paragraph: "as determined by the SEC," to make clear that the Commission, and not the fund, makes this determination.

Response: Accepted.

Comment 29. "Outstanding Shares and Quorum" in the section entitled "Information Concerning the Meeting" contains the following sentence: "The presence in person or by proxy by one-third of the outstanding shares entitled to cast votes at the Meeting will constitute a quorum." Please reconcile this sentence with the sentence in "Voting Rights and Required Vote", which states: "With respect to each Safeco Fund, the presence in person or by proxy of a majority of shareholders entitled to cast votes at the Meeting will constitute a quorum."

Response: The statements regarding the required quorum have been made consistent.

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U.S. Securities and Exchange Commission
October 25, 2004
Page 8

Statement of Additional Information

Comment 30. Item 6 of the section entitled "Exhibits and Documents Incorporated by Reference" cites pro forma financial statements, which should not be included. Please either delete or revise this item.

Response: Accepted. Pro forma financial statements have been added to the relevant Pioneer funds' registration statements in the Statement of Additional Information, if applicable. The reference has been deleted in the Statement of Additional Information for those Pioneer funds for which pro forma financial statements are not applicable.

Comment 31. If the Schedule of Investments will need to be adjusted, please mark Schedule of Investments holdings accordingly or add a note that no adjustments are needed as a result of the reorganization.

Response: Please see response to comment 49.

Proxy Card

Comment 32. Please confirm that in the edgarized versions of the proxy cards, all capitalized sections will be bolded in the non-edgarized version of the document.

Response: Disclosure that appears in all capital letters in the edgarized version of the Registration Statement will appear in bold in the printed version.

Comment 33. Please file for Commission review a proxy card containing each proposal before mailing such proxy cards to shareholders.

Response: A revised form of proxy card will be filed as an exhibit to the pre-effective amendment.

Disclosure of the Accounting Staff

Comment 34. Report net assets for all classes of shares.

Response: Accepted.

Comment 35. Include a column showing pro-forma capitalization. The pro-forma column should also include the name of the accounting survivor.

Response: Accepted.

Comment 36. The table must report financial information within 245 days of the effective date. If pro-forma financials are not included (either because it is a shell merger or relying on the 10% rule) Cap Table must be dated within 30 days prior to the date of the filing.

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U.S. Securities and Exchange Commission
October 25, 2004
Page 9

Response: Accepted

Comment 37. Shares outstanding for the Safeco Funds end with "000". Is this correct? Either round shares to the nearest thousandth or round to the nearest whole share. Currently, the sum of the shares outstanding multiplied by the NAV do not equal the rounded net assets reported.

Response: Shares outstanding have been rounded to the nearest whole number.

Comment 38. Rounding net assets should be consistent. If reporting figures 1 place to the right of the decimal place, report all net assets consistently. For example, please refer to the Safeco IT Bond Fund. Net assets are reported as 9.7 and Pioneer bond fund assets are reported as 298. Inconsistent rounding presentation.

Response: Accepted, the data has been revised to reflect a consistent rounding policy.

Comment 39. Proposal 7 - Safeco Intermediate-Term Municipal Bond Fund merging into Pioneer Tax Free Income Fund: Pioneer Tax Free Income Fund is missing shares outstanding.

Response: The missing data has been included.

Comment 40. Proposal 8 - Safeco Intermediate-Term U.S. Government Fund merging into Pioneer America Income Trust: Pioneer America Income Trust is missing shares outstanding.

Response: The missing data has been included.

Comment 41. Proposal 9 - Safeco International Stock Fund merging into Pioneer International Equity Fund: Net assets are rounded incorrectly.

Response: The data has been corrected

Comment 42. Proposal 11 - Net assets are rounded incorrectly.

Response: The data has been corrected

Comment 43. Proposal 12 - Missing shares outstanding for Pioneer Fund

Response: The missing data has been included.

Comment 44. Proposal 13 - Missing shares outstanding for Pioneer Fund. Also, dates of the financial information should be consistent.

Response: The data has been revised.

Comment 45. Proposal 15 - Net assets are rounded incorrectly

Response: The data has been corrected

U.S. Securities and Exchange Commission
October 25, 2004
Page 10

Comment 46. Missing Pro Forma column that reflects the expenses after the merger. The pro forma column should also include the name of the accounting survivor.

Response: With respect to the Expense Tables, the column for Investor Class Shares is a pro-forma expense column since Investor Class Shares are not currently offered and the data in the table assumes the reorganization has been completed. The column has been renamed as "Pioneer [name] Fund - Pro-forma Investor Class Shares."

Comment 47. Only contractual waivers are allowed in the fee table. Waivers that are not contractually imposed ("voluntary waivers") may only be disclosed in a footnote to the fee table. Are the pro forma waivers contractual?

Response: The waivers are contractual for a period of two years.

Comment 48. Pro Forma Financials - Schedule of Investment ("SOI") - Add the name of the accounting survivor to the pro forma column headings.

Response: The Funds do not believe any changes are needed in response to this comment. The SOI headers already identify the surviving fund and the accounting survivor is discussed in the notes to the pro-forma financial statements.

Comment 49. Identify the securities that may potentially be sold in order to conform to the accounting survivor's investment objective.

Response: The Funds do not know what, if any, securities may be sold at this time. There are no securities which are ineligible to be retained by the acquiring Fund. Decisions regarding portfolio holdings to be disposed, if any, following the reorganizations will be made in light of market conditions at such time.

Comment 50. SOI - Show the cost per major category of investment securities. See Rule 12-12 of Regulation S-X.

Response: Accepted. The SOI has been revised to reflect the cost per major category of investment securities.

Comment 51. Statement of Assets and Liabilities - Parenthetically disclose the aggregate cost of investment securities.

Response: Accepted. The aggregate costs of investments will be parenthetically disclosed in the statement of assets and liabilities.

Comment 52. The security valuation notes contains information on dividend and income accruals. This information should be disclosed in a separate note to the financial statements.

Response: The Fund believe that the placement of the discussion of dividends and income accruals within the note on security valuations is appropriate and, consequently, no change has

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U.S. Securities and Exchange Commission
October 25, 2004
Page 11

been made in response to this comment. This presentation is consistent with that used by the Pioneer Funds in their audited financial statements.

Comment 53. The notes should include a reference to the use of estimates. (i.e. the "Estimates" note).

Response: Accepted. A reference to the use of estimates will be included in the organization note to the financial statements.

     Per the staff's request and pursuant to the Commission's recently published press release 2004-89,"SEC Staff to Publicly Release Comment Letters and Responses," the Funds note that the disclosure in the filing is the responsibility of each Registrant. The Funds acknowledge that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. Each Fund also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and each Fund represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Each Fund further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

     The responses to these comments are reflected in the enclosed Pre-effective Amendment No.1 to each Fund's Registration Statement, which was filed with the Commission on October 25, 2004 pursuant to (i) the Securities Act of 1933, as amended (the "1933 Act") and Rule 488 thereunder, (ii) the General Instructions to Form N-14 and (iii) Regulation S-T. We have been advised that the Trust and its principal underwriter, Pioneer Funds Distributor, Inc., are aware of their obligations under the 1933 Act. The Registration Statements has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Trust will retain the manually executed copy of the Registration Statement. No filing fee is required because of reliance on
Section 24(f) under the 1940 Act.

     We would greatly appreciate it if the staff of the Commission would declare these Registration Statements effective as soon thereafter as practicable given the time constraints under Rule 15a-4 of the 1940 Act with respect to the interim advisory agreements between the Safeco funds and Pioneer Investment Management, Inc.

     Please note that combined proxy statement/prospectus in the Initial Registration Statement for all the above-referenced Funds has been split into two documents to provide a smaller document that would be more manageable for Safeco shareholders. The two documents are identical except that the proposals are divided among Safeco funds that are a series of Safeco Common Stock Trust ("Safeco Common Stock Trust proxy statement/prospectus") and the remaining Safeco Funds ("Non-Safeco Common Stock Trust proxy statement/prospectus"). The Funds are split as follows:

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U.S. Securities and Exchange Commission
October 25, 2004
Page 12

Safeco Common Stock Trust proxy statement/prospectus:

o    Pioneer Balanced Fund
o    Pioneer Fund
o    Pioneer Growth Shares
o    Pioneer Growth Opportunities Fund
o    Pioneer International Equity Fund
o    Pioneer Mid Cap Value Fund
o    Pioneer Small Cap Value Fund
o    Pioneer Value Fund

Non-Safeco Common Stock Trust proxy statement/prospectus:

o    Pioneer America Income Trust
o    Pioneer Bond Fund
o    Pioneer California Tax Free Income Fund
o    Pioneer Cash Reserves Fund
o    Pioneer High Yield Fund
o    Pioneer Municipal Bond Fund
o    Pioneer Tax Free Income Fund
o    Pioneer Tax Free Money Market Fund

     In addition, the statements of additional information, Part C, other information and exhibits are substantially similar for each Pioneer fund.

     If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372 (collect) or Elaine S. Kim, Esq. at (617) 526-6685 (collect), counsel to the Trust.


Best regards,


/s/ David C. Phelan


Enclosures
cc:  Christopher J. Kelley, Esq.